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16014369

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-03337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Albert Fried & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, Suite 2440
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus — 212-422-7299
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Albert Fried & Company, LLC

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

AFFIRMATION

I, Thomas Alburtus, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Albert Fried & Company, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- Fried Business Holdings, LP
- Vineyard Investment Company, LLC
- Buttonwood Racing, LLC
- Rhinebeck Capital Partners, LLC
- The Fried Group, LLC



Signature

Chief Financial Officer
Title



Notary Public

MERIKE GRUNBAUM
ATTORNEY-AT-LAW
Notary Public, State of New York
No. 02GR6053113
Qualified in New York County
Commision Expires 1/2/17

Albert Fried & Company, LLC

Table of contents
December 31, 2015

Page(s)



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 29, 2016

Albert Fried & Company, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 12,418,962
Cash segregated in compliance with federal regulations	31,875,000
Deposits with clearing organizations	60,822,324
Securities borrowed	5,479,642,707
Receivable from customers	315,522
Receivable from brokers	17,927,133
Securities owned, at fair value	97,840,985
Receivable from member	6,260,236
Interest receivable from securities borrowed	3,522,279
Other assets	842,903
Total Assets	$ 5,711,468,051

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,061,587
Interest payable on securities loaned	2,537,313
Securities fail to receive	1,595,979
Securities loaned	5,482,867,180
Payable to brokers	5,932,390
Payable to customers	30,742,704
Payable to members	83,479,528
Securities sold, not yet purchased, at fair value	21,365,056
Total Liabilities	5,631,581,737
Commitments	
Members' drawing accounts	3,267,075
Members' equity	76,619,239
Total Liabilities and Members' Equity	$ 5,711,468,051

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature Business

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is registered with the-Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company's sales and trading area acts as an agent for institutional clients in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options and as principal for transactions in fixed income securities. The Company self-clears all its customer equity, option and fixed income business through its own Depository Trust Company ("DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities. The Company also engages in NYSE floor brokerage, equity research and the proprietary trading of securities as a market maker or for its own investment portfolios.

Additionally, the Company maintains memberships with the New York Stock Exchange ("NYSE"), the NASDAQ Stock Market, the International Securities Exchange ("ISE") and various other exchanges.

The liability of the Members is limited to the capital equity invested in the Company.

2. Summary of Significant Accounting Policies

a. Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

b. Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Depreciation
Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease. Property and equipment is included in other assets within the statement of financial condition.

d. Fair Value
Definition and hierarchy
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation

Equity securities and equity securities sold short

The Company values investments in equity securities and equity securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the valuation date. These investments are classified as Level 1 in the fair value hierarchy and include common stocks, and preferred stock. If no price is available, the security is valued at its fair value determined in good faith by management. Such circumstances would generally result in the security being classified as level 2 or 3 in the fair value hierarchy.

Many investment transactions have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range.

Derivative Contracts

The derivative contracts are generally categorized in Level 1 or 2 of the fair value hierarchy. Options are recorded at fair value based on quoted market prices in active markets, including recent market transactions or observable inputs based on quoted market prices.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

e. Revenue Recognition

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade-date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. Likewise with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

Securities Loaned Transactions

	Overnight and continuous	Total
Securities Loaned		
Equity and fixed income securities	$ 5,482,867,180	$ 5,482,867,180

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrow income and expense represent primarily the interest income and expense on these outstanding debit and credit balances, respectively on an accrued basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting gains and losses in principal transactions reflected in the statement of income.

f. Soft Dollars
The Company conducts soft dollar arrangements with customers within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

g. Members' Drawing Accounts
The Company has segregated members' drawing accounts on the statement of financial condition. Contributions from members held within these accounts may be withdrawn at any time and are therefore not considered as Members' Equity or allowable for net capital in accordance with SEC's Uniform Net Capital Rule 15c3-1.

h. Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the December 31, 2015 year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of income.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in principal transactions, net within the statement of income.

i. Income Taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to New York City unincorporated business tax.

j. Receivable from/payable to customers
Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

k. Receivable from/payable to members
The receivable from member/payable to members represents accounts held for Members.

l. Loans, advances, acceptances and letters of credit
The Company maintains a demand promissory note with a major financial institution whereby the Company may access funds, at the bank's sole discretion, on a fully collateralized basis. At December 31, 2015, the Company did not utilize this arrangement.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets				
Securities owned, at fair value				
Investments in equity securities, at fair value				
IntercontinentalExchange Group (ICE)	$ 9,583,611	$ 8,899	$ -	$ 9,592,510
Others	27,670,457	-	-	27,670,457
Investments in municipal obligations, at fair value				
New York ST Energy 1.4% due 2026	-	578,000	-	578,000
Investments in money market funds, at fair value	60,000,000	-	-	60,000,000
Investments in options, at fair value	18	-	-	18
Total securities owned, at fair value	$ 97,254,086	$ 586,899	$ -	$ 97,840,985
Liabilities				
Securities sold not yet purchased, at fair value				
Equity securities sold short, at fair value	$ 15,678,390	$ -	$ -	$ 15,678,390
Options sold short, at fair value	1,660,646	4,026,020	-	5,686,666
Total securities sold not yet purchased, at fair value	$ 17,339,036	$ 4,026,020	$ -	$ 21,365,056

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize transfers in and transfers out as of the beginning of the period of the event. There were no transfers into and out of each level of the fair value hierarchy during the year ended December 31, 2015.

4. Regulatory requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At December 31, 2015, the Company had net capital of approximately $65,442,000 which exceeded its requirement of $1,500,000 by approximately $63,942,000. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2016, to comply with its December 31, 2015 requirements, cash in the amount of approximately $31,250,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirement by approximately $6,566,000.

As a clearing broker-dealer, the Company computes a reserve requirement for Proprietary Accounts of Brokers/Dealers ("PAB calculation", as defined.) As of January 2, 2016, to comply with its December 31, 2015 requirement, cash in the amount of approximately $625,000 has been segregated in a special reserve account for the exclusive benefit of PAB accounts exceeding actual requirements by approximately $459,000 in accordance with its PAB calculation.

5. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through July 2017. The leases contain provisions for escalation based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2015 was approximately $200,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,

Year		Amount
2016	$	200,000
2017		119,000
	$	319,000

6. Off balance sheet risk and concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain proprietary transactions through other broker-dealers. The amounts receivable from brokers and due to brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $31,250,000 and PAB accounts of approximately $625,000 are maintained in one bank. The Company does not consider itself to be at risk with respect to its cash deposits held at the bank.

7. Income taxes

At December 31, 2015, the Company has a deferred tax asset in connection with New York City unincorporated business tax. A valuation allowance for the full amount of the deferred tax asset has been established.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

8. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded

derivatives, principally futures and certain options, are based on quoted market prices. Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures otherwise required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned and securities sold, not yet purchases, at fair value, categorized by primary underlying risk, at December 31, 2015.

Primary underlying risk	Derivative assets	Derivative liabilities
Equity price options	$ 17	$ 5,687,000

At December 31, 2015 the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure		Short exposure	
Primary underlying risk	Notional amount	Number of contracts	Notional amount	Number of contracts
Equity price options	$ 6,045,000	1,745	$ 30,111,000	3,769

Notional amounts presented for options are based on the fair value of the underlying shares as if the options were exercised at December 31, 2015.

9. Offsetting Assets and Liabilities

As of December 31, 2015, the Company holds financial instruments and derivative instruments that are eligible for offset in the statement of financial condition. The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition had the Company elected to offset:

	Gross Amounts	Gross Amounts Not Offset	Net Amount
Securities Borrowed	$ 5,479,642,707	$ (4,833,568,303)	$ 646,074,404
Securities Loaned	$ (5,482,867,180)	$ 4,833,568,303	$ (649,298,877)

10. Subsequent Events

The Company has evaluated events or transactions and determined that there are no material events that would require disclosure in the Company's financial statements.



ALBERT FRIED & COMPANY, LLC ESTABLISHED 1919 / MEMBERS NEW YORK STOCK EXCHANGE

45 BROADWAY - SUITE 2440, NEW YORK, NY 10006 TELEPHONE (212) 422-7282 FAX (212) 422-7293

ALBERT FRIED, JR.
MANAGING MEMBER
ANTHONY KATSINGRIS
MEMBER
CHRISTINA FRIED
MEMBER

ALBERT FRIED & COMPANY, LLC's Compliance Report

ALBERT FRIED & COMPANY, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph ((d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2015;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of its most recent fiscal year ended December 31, 2015; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

ALBERT FRIED & COMPANY, LLC

We, Thomas Alburtus, CFO and Anthony Katsingris, COO, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: 
Thomas Alburtus
Title: CFO
February 29, 2016

By: 
Anthony Katsingris
Title: COO
February 29, 2016